                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

        (Mark One)

        [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2003

                                       OR

        [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ______________ to _______________

                         Commission file number 1-12733

             Tower Automotive Products Employee 401(k) Savings Plan

                             Tower Automotive, Inc.
                               27175 Haggerty Road
                              Novi, Michigan 48377

                       TOWER AUTOMOTIVE PRODUCTS EMPLOYEE
                              401(k) SAVINGS PLAN

                                FINANCIAL REPORT
                                DECEMBER 31, 2003

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

The following financial statements notes to financial statements        CONTENTS
and consents are included in this financial report:
INDEPENDENT AUDITOR'S REPORT                                                  1

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31,
2003 AND 2002                                                                 2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2003                                                  3

NOTES TO FINANCIAL STATEMENTS                                              4-10

SCHEDULE 1- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                  11

INDEPENDENT AUDITOR'S CONSENT

                          Independent Auditor's Report

To the Plan Administrator
Tower Automotive Products Employee
    401(k) Savings Plan
Novi, Michigan

We have audited the accompanying statement of net assets available for benefits of the Tower Automotive Products Employee 401(k) Savings Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tower Automotive Products Employee 401(k) Savings Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                       /s/ Plante & Moran, PLLC
Grand Rapids, Michigan
June 8, 2004

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                        December 31
                                                  -------------------------
                                                     2003           2002
                                                  -----------   -----------
ASSETS
      Participant-directed investments:
            Money market fund                     $   256,452   $         -
            Pooled separate account                26,652,275    32,418,808
            Mutual funds                           34,163,363    33,523,742
            Tower Automotive, Inc. common stock     4,683,939     3,960,905
            Participant loans                         734,109     1,459,787
                                                  -----------   -----------

      Total participant-directed investments       66,490,138    71,363,242

      Employee contributions receivable                38,192        44,652
                                                  -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $66,528,330   $71,407,894
                                                  ===========   ===========

See Notes to Financial Statements.

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
      Investment income:
            Interest and dividends                              $    458,756
            Net appreciation in fair value of investments in:
                  Mutual funds                                     7,376,948
                  Employer common stock                            1,547,295
                  Pooled separate account                          1,231,817
                                                                ------------

                              Total investment income             10,614,816

      Contributions:
            Employee                                               2,446,257
            Rollover                                                  12,415
                                                                ------------

                              Total contributions                  2,458,672
                                                                ------------

                              Total additions                     13,073,488

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS
      Benefits paid directly to participants                      17,895,473
      Investment expenses                                             44,874
                                                                ------------

                              Total deductions                    17,940,347
                                                                ------------

NET DECREASE IN NET ASSETS PRIOR TO TRANSFERS                     (4,866,859)

TRANSFERS                                                            (12,705)
                                                                ------------

NET DECREASE IN NET ASSETS                                        (4,879,564)

NET ASSETS AVAILABLE FOR BENEFITS

      Beginning of year                                           71,407,894
                                                                ------------

      End of year                                               $ 66,528,330
                                                                ============

See Notes to Financial Statements.

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN

      The following description of the Tower Automotive Products Employee 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution profit-sharing plan covering certain union employees of Tower Automotive Products, Inc. (the "Company"). The Plan is sponsored by R.J. Tower Corporation (the "Sponsor"), the parent of the Company. Eligible employees can become participants in the Plan at any time after completion of a collectively bargained probationary period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS - Participants may elect to make contributions to the Plan through payroll deductions of 1 percent to 90 percent of the participant's compensation, as defined. The Plan also allows participants to transfer funds from other qualified plans into the Plan. During the plan year ended December 31, 2003, $12,705 was transferred from the Plan into other Company qualified plans.

      The Company may make a matching contribution based on the participant's contributions. This matching contribution amount is determined by a collective bargaining agreement with the covered union. There was no such contribution for 2003.

      PLAN OPERATIONS - The Company appointed New York Life Trust Company to act as trustee of the Plan. The Company has also appointed a committee of employees of the Company to act as plan administrator. The trustee is responsible for holding the investment assets of the Plan, executing investment transactions and making distributions to participants. The plan administrator interprets and communicates the provisions of the Plan, ensures that all government and participant reporting requirements are fulfilled, and approves certain distributions from the Plan to participants.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant's account plus or minus any allocation of income, expenses, gains, or losses. Participants direct the investment of their accounts among various investment options offered by the Plan. Allocations to participant

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

      accounts are based on compensation or account balances, as specified by the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

      VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company-matching contribution accounts is based on years of continuous service, as follows:

                      Vesting
Years of Service     Percentage
-----------------    ----------
Less than 2 years         0
2 years                  40
3 years                  60
4 years                  80
5 years or more         100

      LOANS TO PARTICIPANTS - Under certain conditions, a participant may obtain a loan from the Plan. A participant's loan cannot exceed the lesser of $50,000 or one-half of the participant's nonforfeitable interest in the Plan. The loan will bear a reasonable interest rate, be adequately secured, and not exceed a period of five years. Principal and interest is paid ratably through payroll deductions.

      PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic payments, at least annually, of equal amounts of at least $600 over a period not to exceed 15 years. In-service withdrawals are also allowed under the terms of the Plan under certain circumstances.

      FORFEITED ACCOUNTS - Forfeited balances of terminated participants' nonvested accounts are used to pay the administrative expenses of the Plan for the plan year in which the forfeiture occurs or the following plan year.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual basis of accounting.

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

      ASSETS AND LIABILITIES - Accounting policies relative to the basis of recording assets and liabilities conform to Department of Labor guidelines. The fair value of the pooled separate accounts is based on the quoted market prices of the underlying assets. Money market and mutual funds and shares of common stock are valued at market value as determined by quoted market prices. Participant loans are stated at face value, which approximates fair value.

      ADDITIONS, DEDUCTIONS, AND CHANGES IN NET ASSETS - Additions and deductions are recorded as earned and incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of plan assets for the year is recorded in the statement of changes in net assets available for benefits. Contributions are recorded on the accrual basis in the plan year to which the contribution applies. Distributions to beneficiaries are recorded when distributed by the Plan. Administrative expenses are recorded when incurred.

      ADMINISTRATIVE EXPENSES - Certain administrative expenses and withdrawal fees charged by the Plan's trustee are paid out of plan assets. All other expenses incurred in conjunction with the Plan are paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

      The fair value of significant individual investments at December 31, 2003 and 2002 is as follows:

                                               2003          2002
                                            ----------   -----------
Pooled separate account - New York Life
      Anchor Account                       $26,652,275   $32,418,808
Mutual funds:
      PIMCO Total Return Fund                3,668,935     5,742,340

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

      AIM Basic Value Fund                   3,799,632     3,528,182
      MainStay S&P 500 Index Fund Class A    4,700,543             -
      Eclipse Indexed Equity Fund                    -     4,846,821
      AIM Small Cap Growth Fund              9,013,652     8,056,922
      Federated Capital Appreciation Fund
            Class A                          3,229,110     3,832,577
Employer common stock - Tower
      Automotive, Inc. common stock          4,683,939     3,960,905

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 4 - RELATED PARTY TRANSACTIONS

      Certain plan investments are shares of a pooled separate account, mutual funds, and a money market fund managed by New York Life Trust Company. New York Life Trust Company is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

      Participants may elect to invest in Tower Automotive, Inc. common stock. Tower Automotive, Inc. is the parent of the Sponsor of the Plan.

NOTE 5 - PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested and amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.

NOTE 6 - TAX STATUS

      The Plan obtained its latest determination letter dated November 6, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, after consulting with legal counsel, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 7 - RECONCILIATION WITH FORM 5500

      The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 at December 31, 2003 and 2002:

                                                                                       2003             2002
                                                                                    -----------      -----------
Net assets available for benefits per financial
      statements                                                                     66,528,330      $71,407,894
Less:
      Participant loans in default                                                            -         (214,612)
      Contributions receivable                                                          (38,192)         (44,652)
                                                                                    -----------      -----------
Net assets available for
benefits per Form 5500                                                              $66,490,138      $71,148,630
                                                                                    ===========      ===========

      The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2003:

Employee contributions per financial statements                                                      $ 2,446,257
Less employee contributions receivable at December 31, 2003                                              (38,192)
Plus contributions receivable at December 31, 2002                                                        44,652
                                                                                                     -----------

                              Employee contributions per Form 5500                                   $ 2,452,717
                                                                                                     ===========

      Contributions made after year-end were accrued as receivables on the financial statements as of December 31. Contributions are recognized when received on Form 5500.

      The following is a reconciliation of benefits paid per the financial statements to Form 5500 for the year ended December 31, 2003:

Benefits paid per financial statements                                                               $17,895,473
Less defaulted participant loans recognized in previous years on Form 5500                              (214,612)
                                                                                                     -----------

                              Benefits paid per Form 5500                                            $17,680,861
                                                                                                     ===========

TOWER AUTOMOTIVE PRODUCTS
EMPLOYEE 401(k) SAVINGS PLAN

                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  FORM 5500, SCHEDULE H, ITEM 4i
                                                        EIN 38-1521832, PLAN 014
                                                               DECEMBER 31, 2003


         (a)(b)
  Identity of Issuer,                                (c)                                   (e)
        Borrower,          Description of Investment (Including Maturity Date,  (d)      Current
Lessor, or Similar Party        Rate of Interest, Par, or Maturity Value)       Cost      Value
------------------------   ---------------------------------------------------  ----   -----------
New York Life Trust        Pooled separate account - New York Life Anchor
   Company                    Account                                             *    $ 26,652,275

                           Mutual funds:
                              PIMCO Total Return Fund                             *       3,668,935
                              AIM Basic Value Fund                                *       3,799,632
                              MainStay Asset Manager Fund Class A                 *       1,894,583
                              Franklin Balance Sheet Investment Fund              *       2,380,072
                              MainStay A MAP Fund                                 *         279,072
                              MainStay S&P 500 Index Fund Class A                 *       4,700,543
                              AIM Small Cap Growth Fund                           *       9,013,652
                              Federated Capital Appreciation Fund Class A         *       3,229,110
                              Fidelity Advisor Value Strategies Fund T Shares     *       1,780,879
                              Artisan International Fund                          *       1,134,018
                              Oppenheimer Capital Appreciation Fund               *         348,755
                              Goldman Sachs Mid Cap Value Fund Class A            *         807,593
                              Artisan Mid Cap Fund                                *       1,126,519

                           Money market fund - MainStay Cash Reserves Fund        *         256,452

Tower Automotive, Inc.     Employer common stock - Tower Automotive, Inc.         *       4,683,939

Participants               Participant loans - Bearing interest at rates
                              ranging from 5.00 percent to 10.50 percent          -         734,109
                                                                                       ------------
                                                    Total investments                  $ 66,490,138
                                                                                       ============

* Cost information not required

Schedule 1                             11

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Tower Automotive Products Employee
                                               401(k) Savings Plan

DATE June 28, 2004                         /s/Christopher T. Hatto
                                        --------------------------------------
                                        Christopher T. Hatto, Chief Accounting
                                             Officer of Tower Automotive, Inc.

                                 EXHIBIT INDEX

EX NO     DESCRIPTION
-----     -----------
23        Independent Auditor's Consent